Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Nine Months Ended September 30, 2008

(millions of dollars)

Earnings, as defined:
Net income	$638
Income taxes	342
Fixed charges, as below	269

Total earnings, as defined	$1,249

Fixed charges, as defined:
Interest expense	$252
Rental interest factor	5
Allowance for borrowed funds used during construction	12

Total fixed charges, as defined	$269

Ratio of earnings to fixed charges and ratio of earnings to
combined fixed charges and preferred stock dividends (a)	4.64

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(a)

Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.